CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2010

(Unaudited)

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT
(Unaudited)
(Expressed in Canadian Dollars)
ASSETS	January 31, 2010	April 30, 2009

Current assets
Cash and cash equivalents	$3,197,382	$2,827,274
Marketable securities	314,379	292,156
Receivables	62,115	44,544
Due from related party (Note 10)	5,823	-
Prepaid expenses	211,061	317,062
	3,790,760	3,481,036

Other receivables (net of provision for bad debt)	31,000	31,000

Reclamation bonds	26,477	34,109

Equipment (Note 3)	397,234	482,686

Mineral properties (Note 5)	29,746,481	29,336,828
	$33,991,952	$33,365,659
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$592,283	$741,369
Due to related parties (Note 10)	-	98,498
	592,283	839,867

Future reclamation costs (Note 6)	713,151	676,484
	1,305,434	1,516,351
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 124,659,313 (April 30, 2009 – 112,184,313) common shares	69,469,500	67,793,186
Contributed surplus (Note 8)	16,745,858	15,429,680
Deficit	(53,528,840)	(51,373,558)
	32,686,518	31,849,308
	$33,991,952	$33,365,659
Nature and continuance of operations (Note 1)
Commitments (Note 7)
Contingency (Note 15)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Three Months Ended January 31		Nine Months Ended January 31
	2010	2009	2010	2009
EXPENSES
Accretion (Note 6)	$12,039	$5,422	$36,667	$20,134
Amortization	25,511	30,863	84,916	136,760
Audit and accounting	40,227	47,100	117,647	254,836
Consulting (Note 10)	34,728	6,018	62,738	63,834
Directors fees (Note 10)	-	20,000	-	100,500
Insurance	33,861	17,507	67,393	50,477
Investor relations	27,310	45,486	40,960	162,165
Legal (Note 10)	95,002	22,106	255,728	184,366
Management fees (Note 10)	12,500	-	32,500	31,250
Office and administration	(41,278)	59,425	132,024	290,114
Property investigations	239	-	239	1,118
Rent	29,639	50,813	97,920	152,557
Stock-based compensation (Note 8)	272,323	627,419	842,475	2,110,543
Transfer agent and filing fees	27,326	12,537	60,660	271,325
Travel	24	19,016	17,074	92,278
Wages and salaries	287,821	224,804	597,177	1,159,598
	857,272	1,188,516	2,446,118	5,081,855

OTHER INCOME(EXPENSES)
Interest income	19,912	16,686	46,500	160,121
Gain on disposition of equipment	-	21,516	-	21,516
Gain (loss) on foreign exchange	537	(3,396)	8,160	(20,798)
Unrealized gain (loss)–marketable securities	(30,719)	17,647	22,222	(1,347,711)
Mineral property write-off	-	-	(229,796)	-
	(10,270)	52,453	(152,914)	(1,186,872)
Loss before income tax	(867,542)	(1,136,063)	(2,599,032)	(6,268,727)

Future income tax recovery (Note 11)	443,750	-	443,750	-
Loss for the period	$(423,792)	$(1,136,063)	$(2,155,282)	$(6,268,727)

Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.02)	$(0.07)

Weighted average number of common shares outstanding	121,492,465	94,865,825	114,530,477	91,577,709

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)
	Three Months Ended January 31		Nine Months Ended January 31
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(423,792)	$(1,136,063)	$(2,155,282)	$(6,268,727)
Items not affecting cash:
Accretion	12,039	5,422	36,667	20,134
Amortization	25,511	30,863	84,916	136,760
Interest income accrued on other receivables	-	3,296	-	5,242
Future income tax recovery	(443,750)	-	(443,750)	-
Stock-based compensation	272,323	627,419	842,475	2,110,543
Unrealized gain–foreign exchange	(6,454)	(140,193)	(27,064)	(143,310)
Unrealized (gain) loss–marketable securities	30,719	(17,647)	(22,222)	1,347,711
Mineral property write-off	-	-	229,796	-
	(533,404)	(626,903)	(1,454,464)	(2,791,647)

Non-cash working capital item changes
Receivables	(26,042)	313,088	(17,571)	343,410
Due from related party	(5,823)	(899,719)	(5,823)	(899,719)
Prepaid expenses	125,921	(181,441)	106,001	(40,827)
Payables and accrued liabilities	(31,599)	(1,392,195)	(166,370)	479,683
Due to related parties	-	17,178	(98,498)	(83,237)

Net cash used in operating activities	(470,947)	(2,769,992)	(1,636,725)	(2,992,337)

CASH FLOWS FROM INVESTING ACTIVITIES
Deferred acquisition costs	-	(34,477)	-	(34,477)
Marketable securities	-	-	-	(1,000,000)
Mineral properties	(77,791)	(325,500)	(466,163)	(5,858,448)
(Acquisition)/Proceeds from equipment	-	-	536	(94,156)
Reclamation bond refunds	7,632	-	7,632	-

Net cash used in investing activities	(70,159)	(359,977)	(457,995)	(6,987,081)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	2,464,828	-	2,464,828	(16,992)

Net cash provided by/( used in) financing activities	2,464,828	-	2,464,828	(16,992)

Net change in cash and cash equivalents during the period	1,923,722	(3,129,969)	370,108	(9,996,410)

Cash and cash equivalents, beginning of period	1,273,660	6,409,433	2,827,274	13,275,874
Cash and cash equivalents, end of period	$3,197,382	$3,279,464	$3,197,382	$3,279,464
Cash and cash equivalents
Cash	$774,382	$524,964	$774,382	$524,964
Liquid short term investments	2,423,000	2,754,500	2,423,000	2,754,500
	$3,197,382	$3,279,464	$3,197,382	$3,279,464
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2008	84,595,825	$60,948,053	$10,496,726	$(30,649,321)	$40,795,458
Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition (Note 8 (a, b & d))	12,925,000	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 4)	14,663,488	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)
Balance at April 30, 2009	112,184,313	67,793,186	15,429,680	(51,373,558)	31,849,308
Issued for:
Private placement (Note 8 (f))	5,000,000	639,656	360,344	-	1,000,000
Private placement (Note 8 (f))	5,100,000	1,275,000	-	-	1,275,000
Debt settlement (Note 8 (g))	350,000	79,450	-	-	79,450
Private placement (Note 8 (h))	2,000,000	500,000	-	-	500,000
Share issuance costs	-	(386,014)	72,092	-	(313,922)
Exercise of stock options (Note 8 (i))	25,000	11,972	-	-	11,972
Tax benefit renounced to flow-through shareholders (Note 11)	-	(443,750)	-	-	(443,750)
Stock-based compensation for the period	-	-	891,964	-	891,964
Less: fair market value of options			(8,222)		(8,222)
Loss for the period	-	-	-	(2,155,282)	(2,155,282)
Balance at January 31, 2010	124,659,313	$69,469,500	$16,745,858	$(53,528,840)	$32,686,518

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.           BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended April 30, 2009.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended April 30, 2009, and have been consistently followed in the preparation of these consolidated financial statements except for the CICA guidelines adopted by the Company set out below.

Change in accounting policy

Goodwill and intangible assets (Section 3064)

Effective May 1, 2009, the Company adopted CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn. The Company has performed an assessment as of January 31, 2010 and believes there to be no impact on its financial statements due to this new standard.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

Future Accounting Pronouncements

Business combinations (Section 1582)

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard will be effective May 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The Company does not expect the adoption of this section to have a significant effect on its financial statements.

Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Theses standards are effective May 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company does not expect the adoption of this section to have a significant effect on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008, AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.

The conversion to IFRS may have a material effect on our:

•	reported financial position and results of operations;

•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•	disclosure controls and procedures;

•	current financial reporting training curriculum; and
•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

Future Accounting Pronouncements (cont’d...)

International Financial Reporting Standards (“IFRS”) (cont’d...)

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by April 30, 2010. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

3.           EQUIPMENT

	January 31, 2010			April 30, 2009
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$144,337	$58,917	$203,254	$135,082	$68,172
Computer & office equipment	157,432	87,439	69,993	157,968	70,360	87,608
Computer software	60,953	43,995	16,958	60,953	37,720	23,233
Exploration equipment	396,292	166,461	229,831	396,292	130,304	265,988
Leasehold improvements	69,986	48,451	21,535	69,986	32,301	37,685

	$887,917	$490,683	$397,234	$888,453	$405,767	$482,686

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

4.           ACQUISITION

Target Exploration & Mining Corp.

On January 6, 2009, the Company entered into a plan of arrangement with Target Exploration & Mining Corp. (“Target”), whereby the Company agreed to acquire all of the outstanding common shares, warrants and stock options of Target. In consideration, the Company issued common shares, warrants and stock options on a 1.2 ratio for each Target common share, warrant and stock option outstanding, with all other terms of the warrants and stock options remaining unchanged. On March 31, 2009, the plan of arrangement was completed and the Company issued 14,663,488 common shares, 2,283,300 warrants and 2,400,000 stock options to Target shareholders and paid acquisition costs of $195,271, with a total value of $2,509,592.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated amongst the fair value of the assets and liabilities of Target as of the date of acquisition.

The acquisition of Target constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

 The total purchase price of $2,509,592 includes the following:

Common shares issued	$2,194,417
Fair value of options	107,594
Fair value of warrants	12,310
Acquisition costs	195,271

$2,509,592

The purchase price of $2,509,592 was allocated as follows:

Cash	$210,572
Receivables	28,837
Reclamation bonds	34,109
Equipment	7,228
Mineral properties	3,829,933
Current liabilities	(232,194)
Advances due to Crosshair	(963,519)
Future reclamation obligations	(405,374)

$2,509,592

These consolidated financial statements include the results of operations of Target from March 31, 2009, the date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Total $
Balance April 30, 2008	23,357,836	-	-	3,714,145	-	27,071,981

Drilling & trenching	464,663	-	-	6,438	-	471,101
Geology	2,964,923	29,750	48,741	19,790	-	3,063,204
Geophysics	3,903	27,057	-	3,745	-	34,705
Administration	241,485	1,451	19,962	19,346	-	282,244
Technical analysis	428,500	-	1,580	10,586	-	440,666
Future reclamation	25,929	44,854	-	-	-	70,783
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796	12,078,382
JCEAP1 refunds received	(150,000)	-	-	-	-	(150,000)
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Total for year	(4,983,930)	2,542,534	3,670,420	806,027	229,796	2,264,847
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

Drilling & trenching	79,450	-	2,952	207	-	82,609
Geology	79,091	77,633	187,799	29,310	-	373,833
Geophysics	-	141,844	-	-	-	141,844
Administration	12,192	38,308	12,096	17,077	-	79,673
Technical analysis	25,364	3,901	-	837	-	30,102
Acquisition costs	-	-	45,455	20,000	-	65,455
Recovery- JV partner	-	(103,269)	(17,837)	(4,352)	-	(125,458)
Administration fees	-	(8,261)	-	(348)	-	(8,609)
Write-off	-	-	-	-	(229,796)	(229,796)
Total for period	196,097	150,156	230,465	62,731	(229,796)	409,653
Balance January 31, 2010	18,570,003	2,692,690	3,900,885	4,582,903	-	29,746,481

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES (cont’d…)

Cumulative totals as at January 31, 2010:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Totals $
Drilling & trenching	7,304,468	-	2,952	1,708,223	-	9,015,643
Geology	12,964,081	107,383	236,540	652,714	-	13,960,718
Geophysics	1,762,457	168,901	-	441,258	-	2,372,616
Administration	1,621,257	39,759	32,058	229,623	-	1,922,697
Technical analysis	1,676,346	3,901	1,580	260,845	-	1,942,672
Future reclamation	190,277	44,854	-	2,387	-	237,518
Acquisition costs	2,950,750	7,132,327	3,645,592	1,387,322	229,796	15,345,787
Recovery- JV partner	-	(127,563)	(17,837)	(4,352)	-	(149,752)
Administration fees	-	(10,205)	-	(348)	-	(10,553)
JCEAP1 refunds received	(566,300)	-	-	(94,769)	-	(661,069)
Impairment charge/write-off	(9,333,333)	(4,666,667)	-	-	(229,796)	(14,229,796)
Balance January 31, 2010	18,570,003	2,692,690	3,900,885	4,582,903	-	29,746,481

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

As of November 2008, the Company had earned in its 90% interest by issuing the 1,600,000 common shares, making the cash payments totaling $575,000 and spending more than the required minimum $3,000,000 on project expenditures as part of the option agreement.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The advance royalty payment has not been made yet, and the Company is currently in discussions with the optionor to amend the payment terms.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk-free rate – 2.50%; expected life – 3 years; and volatility – 84% and dividend yield – 0.00%. $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  The terms of the warrants are more fully described in Note 8.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. (see Note 4). Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”); and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer certain projects located in Newfoundland to Gemini in exchange for shares of Gemini.  As a result of the current market conditions, the Board of Directors of Crosshair determined that it was no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

5.       MINERAL PROPERTIES (cont’d…)

Golden Promise Property (cont’d...)

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp. (see Note 4).  During the second quarter of fiscal 2010 the Company returned these claims and as a result the related costs of $229,796 were written off to operations.

6.	FUTURE RECLAMATION COSTS

	January 31, 2010	April 30, 2009
Asset retirement obligation – beginning balance	$676,484	$172,238
Liability incurred	-	70,783
Liability assumed – Target plan of arrangement	-	405,374
Accretion expense	36,667	28,089

Asset retirement obligation – ending balance	$713,151	$676,484

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $800,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2011.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

7.           COMMITMENTS

In connection with the Moran Lake option agreement, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The advance royalty payment has not been made yet, and the Company is currently in discussions with the optionor to amend the payment terms. The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

During the year ended April 30, 2009, shares and warrants were issued as follows:

(a)
20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

(b)
10,000,000 common shares valued at $5,100,000 and 7,500,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 5).  Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

(c)
In connection with the plan of arrangement of Target Exploration & Mining Corp., the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,593.

(d)	In order to earn its 60% interest in the Golden Promise Property, the Company issued 2,655,000 common shares valued at $686,608 to Paragon Minerals Corp.

(e)	As of April 30, 2009 and January 31, 2010 Universal has 7,144,000 shares and 7,500,000 warrants that remain in escrow.

During the period ended January 31, 2010, shares, options and warrants were issued as follows:

(f)
On November 19, 2009, the Company completed a brokered private placement of 5,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $1,000,000.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”) at an exercise price of $0.255 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months, expiring on November 19, 2011.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d...)

The Company also concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares (“Flow-Through Shares”) at a price of $0.25 per Flow-Through Share for gross proceeds of $1,275,000. Each Flow-Through Share consisted of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the Flow-Through Private Placement and issued 510,000 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $0.255 per common share, for a period of 24 months, expiring on November 19, 2011.

(g)	On December 2, 2009, the Company settled debt of $79,450 by the issuing 350,000 common shares at a price of $0.227 per share.

(h)
On December 15, 2009, the Company completed a non-brokered private placement with a single institutional investor of 2,000,000 flow-through shares of Crosshair (“Flow-Through Shares”) at a price of $0.25 per Flow-Through Share for gross proceeds of $500,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the Flow-Through Private Placement Crosshair issued 120,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee.

(i)
25,000 shares were issued from the exercise of stock options at price of $0.15 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

Warrants

The following is a summary of warrants outstanding at January 31, 2010 and April 30, 2009 and changes during the periods then ended.

	January 31, 2010		April 30, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the period	18,477,800	$1.31	8,694,500	$1.76
Private placement/Issuance	6,130,000	0.30	9,783,300	0.91
Cancelled or expired	(10,977,800)	1.52	-	-
Outstanding, end of the period	13,630,000	$0.68	18,477,800	$1.31

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d...)

At January 31, 2010, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
7,500,000	1.00	July 29, 20111
5,000,000	0.30	November 19, 20112
500,000	0.26	November 19, 20113
510,000	0.26	November 19, 20113
120,000	0.25	December 15, 20114

13,630,000

(1)	These warrants were issued in connection with the Silver Spruce CMB Joint Venture Property (Note 8(b)).
(2)	These warrants were issued in connection with the private placement on November 19, 2009 (Note 8(f)).
(3)	These warrants were issued to the Agent in connection with the private placement on November 19, 2009 (Note 8(f)).
(4)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on December 15, 2009 (Note 8(h)).

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers.  Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant, with the exception of the options that were cancelled and re-granted to insiders during the second quarter, which had a vesting period of 12 months.  As per the stock option plan options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at January 31, 2010 and April 30, 2009, and changes during the periods then ended.

	January 31, 2010		April 30, 2009
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of period	9,982,500	$0.71	9,593,000	$1.71
Exercised	(25,000)	0.15	-	-
Cancelled or expired	(3,277,500)	0.93	(6,090,501)	1.36
Granted	5,118,528	0.26	6,480,001	0.39

Outstanding, end of period	11,798,528	$0.38	9,982,500	$0.71

Currently exercisable	7,058,250	$0.48

During the third quarter, 1,050,000 stock options previously granted to non-insiders were re-priced at $0.23 per share, due to the prolonged decline in market conditions, and to aid in employee retention.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At January 31, 2010, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
400,000	400,000	0.45	February 4, 20101
300,000	150,000	0.24	May 11, 2010
130,040	130,040	0.25	August 16, 2010
50,000	50,000	0.23	January 5, 2011
100,000	100,000	0.90	January 5, 2011
600,000	600,000	1.00	January 18, 2011
100,000	100,000	0.23	April 24, 2011
100,000	100,000	0.23	May 1, 2011
150,000	150,000	0.23	August 21, 2011
264,000	264,000	0.35	August 29, 2011
24,000	24,000	0.52	November 15, 2011
150,000	150,000	0.23	March 6, 2012
100,000	100,000	0.87	March 23, 2012
100,000	100,000	0.87	April 18, 2012
108,000	108,000	0.86	May 1, 2012
100,000	100,000	0.23	August 1, 2012
793,960	793,960	1.00	August 29, 2012
100,000	100,000	0.23	October 15, 2012
180,000	135,000	0.62	February 26, 2013
100,000	75,000	0.23	April 23, 2013
250,000	187,500	0.88	May 23, 2013
120,000	90,000	0.47	June 5, 2013
150,000	112,000	0.50	August 1, 2013
1,550,000	1,550,000	0.27	September 15, 2013
700,000	350,000	0.15	October 23, 2013
350,000	350,000	0.27	October 27, 2013
100,000	50,000	0.15	December 17, 2013
2,555,000	638,750	0.27	May 28, 2014
200,000	-	0.19	August 10, 2014
1,173,528	-	0.22	November 30, 2014
100,000	-	0.20	December 21, 2014
600,000	-	0.21	January 6, 2015

11,798,528	7,058,250

1 These options expired subsequent to January 31, 2010.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the period ended January 31, 2010 totaled $891,964 (January 31, 2009 - $2,110,543), of this amount $49,489 was allocated to the mineral properties.  The weighted average price of options granted in the period was $0.26 (April 30, 2009 - $0.27).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the period ended January 31, 2010:

	January 31, 2010	January 31, 2009

Risk-free interest rate	1.33%	3.00%
Expected life of options	3 years	5 years
Annualized volatility	100%	92%
Dividend rate	0%	0%

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during period ended January 31, 2010:

(a)	Mineral property costs of $55,607 were included in accounts payable.

(b)	$49,489 of stock-based compensation was allocated to mineral properties.

(c)	$79,450 was allocated to mineral properties for the settlement of debt by issuing shares (Note 8(g)).

The following were significant non-cash investing and financing transactions during the period ended January 31, 2009:

(a)	10,270,000 common shares valued at $5,282,400 and 7,500,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 8).

(b)	Mineral property costs of $93,184 were incurred and included in accounts payable.

(c)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

(d)	Exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2010, the Company entered into transactions with related parties as follows:

•	The $26,250 in management fees owing at April 30, 2009, to former directors of Target were paid during the period.

•	The $24,998 owing in legal fees at April 30, 2009, was paid during the period, to the law firm of which a director is a partner.

•
At January 31, 2010, the Company had a receivable of $5,823 (April 30, 2009 - $Nil) from a company with a director and officer in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities.

•
The Company entered into a contract with a management company with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  As at January 31, 2010, the Company advanced $110,320 to this management company for such services.

•	incurred geological management fees of $32,500 (2009 – $Nil) to a private company owned by a director. The $47,250 of geological consulting fees owing at April 30, 2009 was paid during the period.

•	paid rent for its Newfoundland office of $6,592 (2009 - $82,188) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•	incurred consulting/management fees of $29,150 (2009 – $31,250) to a private company controlled by an officer.

•	incurred independent directors’ fees of $Nil (2009 - $100,500).

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

11.	INCOME TAXES

During the quarter ended January 31, 2010, the Company raised a total of $1,775,000 through the issuance of flow-through securities.  In January 2010, the Company renounced $1,775,000 for income tax purposes, to the flow-through investors. The future income tax liability of $443,750 related to this renunciation was recognized in the current period, with the offsetting charge to share capital. The Company’s tax pool balances exceed this estimated liability. Therefore in the current period, the Company has recognized $443,750 as a future income tax recovery.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	January 31, 2010	April 30, 2009

Equipment:

United States	$6,092	$7,106
Canada	391,142	475,580
	$397,234	$482,686

Mineral properties:

United States	$3,990,885	$3,900,216
Canada	25,755,596	25,436,612

	$29,746,481	$29,336,828

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

13.	CAPITAL MANAGEMENT (cont’d…)

The Company expects its current capital resources to be sufficient to carry on its operations through its current reporting period and beyond.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

14.           FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at January 31, 2010, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2010, the Company has accounts payable denominated in US dollars of $16,476 and cash of $7,107 US dollars.  A 10% change in the Canadian dollar against the US dollar would affect net loss for the period by $1,002.  In the future the Company expects a significant amount of its expenditures to be in USD, related to the exploration and development of its Bootheel Wyoming Property.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Included in other receivables is an unsecured amount of $31,000 (net of provision for bad debt of $93,270). The maximum exposure for the Company is $124,270, the full amount of this receivable.  Any recovery above the current balance will be recorded to income upon receipt.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivables consist mainly of GST receivable due from the Government of Canada, and as such have no significant credit risk with respect to accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the one year.

Management has cash and cash equivalents balance of $3,197,382 to settle current liabilities of $592,283.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS (cont’d…)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

15.           CONTINGENCY

Litigation with Universal Uranium Ltd.

Crosshair announced on April 28, 2009 that it has commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of January 2010, Universal has received 2,856,000 shares in the first two tranches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.

Universal filed a Statement of Defence and Counterclaim in the British Columbia Supreme Court on May 13, 2009.  Crosshair filed a Statement of Defence to the counterclaim made by Universal on May 26, 2009.

On July 29, 2009, the British Columbia Supreme Court granted Crosshair an Order allowing it to obtain trading records and other documents from dealers whose clients traded in Universal shares during the period in which share value is alleged to have been artificially inflated.  Crosshair anticipates that access to this information will allow it to identify the reasons for the dramatic increase in the market price of shares in Universal.  Universal served Crosshair with a Notice of Motion on August 12, 2009 seeking that Crosshair is compelled to disclose to Universal all documents produced pursuant to the Order, which Crosshair intends to contest.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

15.	CONTINGENCY (cont’d...)

Universal served Crosshair with a second Notice of Motion on August 17, 2009 seeking an Order that the Transfer Agent release the Crosshair shares and warrants held in escrow and that Crosshair cease directing the Transfer Agent to hold back those shares and warrants.  The motion was heard on December 3, 2009 by the Honourable Madam Justice Fenlon of the British Columbia Supreme Court.  Crosshair maintained that the shares and warrants should not be released to Universal until the dispute between Crosshair and Universal has been resolved and vigorously opposed the Defendant’s Motion.  As of March 2, 2010 the Court has not released a decision in the matter.

Crosshair maintains its confidence that its action against Universal is grounded in both fact and law.